UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Sino Clean Energy Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

82936G 200

(CUSIP Number)

Alain Peracca

699 West Regal Drive

Palm Springs, California  92262

sceiowners@aol.com

(760) 325-2103

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 5, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and if filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 82936G 200	Page 2 of 19

1.	NAMES OF REPORTING PERSONS Alain Peracca
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 1,276,540[1]
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 302,272
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,276,540
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%[2]
14.	TYPE OF REPORTING PERSON IN

[1]	Due to a Joint Filing and Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have voting power over 1,276,540 shares of common stock.

[2]	Based on 23,863,701 shares of common stock outstanding as of May 31, 2012.

CUSIP NO. 82936G 200	Page 3 of 19

1.	NAMES OF REPORTING PERSONS Lismore Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 169,900[3]
	9.	SOLE DISPOSITIVE POWER 169,900
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 169,900
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *[4]
14.	TYPE OF REPORTING PERSON PN

[3]	Due to a Joint Filing and Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 169,900 shares of common stock.

[4]	Less than 1% based on 23,863,701 shares of common stock outstanding as of May 31, 2012.

CUSIP NO. 82936G 200	Page 4 of 19

1.	NAMES OF REPORTING PERSONS Ceferino Nang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 165,000[5]
	9.	SOLE DISPOSITIVE POWER 165,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 165,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *[6]
14.	TYPE OF REPORTING PERSON IN

[5]	Due to a Joint Filing and Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 165,000 shares of common stock.

[6]	Less than 1% based on 23,863,701 shares of common stock outstanding as of May 31, 2012.

CUSIP NO. 82936G 200	Page 5 of 19

1.	NAMES OF REPORTING PERSONS George Vlahos
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 125,563[7]
	9.	SOLE DISPOSITIVE POWER 125,563
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,563
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *[8]
14.	TYPE OF REPORTING PERSON IN

[7]	Due to a Joint Filing and Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 125,563 shares of common stock.

[8]	Less than 1% based on 23,863,701 shares of common stock outstanding as of May 31, 2012.

CUSIP NO. 82936G 200	Page 6 of 19

1.	NAMES OF REPORTING PERSONS Rex Manuel
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 135,028[9]
	9.	SOLE DISPOSITIVE POWER 135,028
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 132,028
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *[10]
14.	TYPE OF REPORTING PERSON IN

[9]	Due to a Joint Filing and Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 135,028 shares of common stock.

[10]	Less than 1% based on 23,863,701 shares of common stock outstanding as of May 31, 2012.

CUSIP NO. 82936G 200	Page 7 of 19

1.	NAMES OF REPORTING PERSONS Jim Sutter
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 123,700[11]
	9.	SOLE DISPOSITIVE POWER 123,700
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,700
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *[12]
14.	TYPE OF REPORTING PERSON IN

[11]	Due to a Joint Filing and Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 123,700 shares of common stock.

[12]	Less than 1% based on 23,863,701 shares of common stock outstanding as of May 31, 2012.

CUSIP NO. 82936G 200	Page 8 of 19

1.	NAMES OF REPORTING PERSONS Dave Pham
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 112,577[13]
	9.	SOLE DISPOSITIVE POWER 112,577
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,577
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *[14]
14.	TYPE OF REPORTING PERSON IN

[13]	Due to a Joint Filing and Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 112,577 shares of common stock.

[14]	Less than 1% based on 23,863,701 shares of common stock outstanding as of May 31, 2012.

CUSIP NO. 82936G 200	Page 9 of 19

1.	NAMES OF REPORTING PERSONS Peter De Meyer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 142,500[15]
	9.	SOLE DISPOSITIVE POWER 142,500
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,500
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *[16]
14.	TYPE OF REPORTING PERSON IN

[15]	Due to a Joint Filing and Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 142,500 shares of common stock.

[16]	Less than 1% based on 23,863,701 shares of common stock outstanding as of May 31, 2012.

CUSIP NO. 82936G 200	Page 10 of 19

This statement is being filed jointly by: (i) Alain Peracca, (ii) Lismore Partners, LLC, (iii) Ceferino Nang, (iv) George Vlahos, (v) Rex Manuel, (vi) Jim Sutter, (vii) Dave Pham, and (viii) Peter De Meyer (collectively, the “Reporting Persons”). The Reporting Persons are making this joint filing because they comprise a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), formed for the purposes described in Item 4 of this Schedule 13D.

Item 1.	Security and Issuer

This statement relates to the common stock, par value $0.001 per share (the “Shares”), of Sino Clean Energy Inc., a Nevada corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is Room 1502, Building D, Wangzuo International City Building, No. 1 Tangyan Road, Gaoxin District, Xi’an, Shaanxi Province, People’s Republic of China.

Item 2.	Identity and Background

(a)  This statement is being filed jointly by: (i) Alain Peracca, (ii) Lismore Partners, LLC, (iii) Ceferino Nang, (iv) George Vlahos, (v) Rex Manuel, (vi) Jim Sutter, (vii) Dave Pham and (viii) Peter De Meyer (collectively, the “Reporting Persons”). The Reporting Persons are making this joint filing because they comprise a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), formed for the purposes described in Item 4 of this Schedule 13D.

(b) (c) The present address of Mr. Peracca is 699 West Regal Drive, Palm Springs, California 92262. The principal occupation of Mr. Peracca is an independent financial consultant.

The present address of Lismore Partners, LLC is 42 South Adams Street, Hinsdale, Illinois 60521. The managing members of Lismore Partners are Adam Waldo and Elizabeth Waldo.  Lismore Partners is a private investment holding company.

The present address of Mr. Nang is 7045 Cotton Drive, Colorado Springs, Colorado 80923.  The principal occupation of Mr. Nang is current as an engineer.

The present address of Mr. Vlahos is 12 Johnson Lane, Byfield, Massachusetts 01922.  Mr. Vlahos is currently retired.

The present address of Mr. Manuel is 3412 Parkridge Circle, Sarasota, Florida 34243.  Mr. Manuel is currently retired.

The present address of Mr. Sutter is 6150 West Mansfield, #43, Denver, Colorado 80235.  Mr. Sutter is currently retired.

The present address of Mr. Pham is 518 Cameron Cove, Cedar Park, Texas 78613.  The principal occupation of Mr. Pham is currently as an independent energy consultant.

The present address of Mr. De Meyer is Weidelandstraat 12, 9290 Uitbergen, Belgium.  The principal occupation of Mr. De Meyer is currently as an employee at an international truck manufacturer.

CUSIP NO. 82936G 200	Page 11 of 19

(d) – (e) None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)  Each of Messrs. Peracca, Nang, Vlahos, Manuel, Sutter and Pham are citizens of the United States of America. Mr. De Meyer is a citizen of Belgium.  Lismore Partners, LLC is an Illinois limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 302,702 Shares held directly by, and acquired with the personal funds of, Mr. Peracca is $306,282.

The aggregate purchase price of the 169,900 Shares held directly by, and acquired with the working capital of Lismore Partners is $46,031.

The aggregate purchase price of the 165,000 Shares held directly by, and acquired with the personal funds of, Mr. Nang is $178,025.

The aggregate purchase price of the 125,563 Shares held directly by, and acquired with the personal funds of, Mr. Vlahos is $42,830.

The aggregate purchase price of the 135,028 Shares held directly by, and acquired with the personal funds of, Mr. Manuel is $87,713.

The aggregate purchase price of the 123,700 Shares held directly by, and acquired with the personal funds of, Mr. Sutter is $168,899.

The aggregate purchase price of the 112,577 Shares held directly by, and acquired with the personal funds of, Mr. Pham is $198,079.

The aggregate purchase price of the 142,500 Shares held directly by, and acquired with the personal funds of, Mr. De Meyer is $203,236.

Item 4.	Purpose of Transaction

The Reporting Persons originally purchased the Shares for investment purposes. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, or to dispose of, or cause to be disposed, such securities or securities currently owned by them at any time, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

The Reporting Persons reserve the right to, and may in the future, further discuss, meet with, and/or send correspondence to (a) the Issuer’s management and/or Board of Directors, (b) other holders of securities of the Issuer, and/or (c) other third parties to discuss and/or formulate any plans or proposals regarding the Issuer or its securities. As part of such activities, the Reporting Persons may take positions or make proposals with respect to potential changes in the operations, management, Board of Directors composition, ownership, capital structure, strategy and future plans of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein. There can be no assurance, however, that any of the Reporting Persons will take any such action, and may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or plans or proposals with respect thereto.

CUSIP NO. 82936G 200	Page 12 of 19

On August 5, 2013, the Reporting Persons entered into a Joint Filing and Voting Agreement (the “Joint Filing and Voting Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required under applicable securities laws.  The foregoing description of the Joint Filing and Voting Agreement is qualified in its entirety by reference to the Joint Filing and Voting Agreement, which is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a) – (b) The aggregate percentage of Shares reported owned by each person named herein is based upon 23,863,701 Shares outstanding as of May 31, 2012, as reported in the Issuer’s Form 10-Q Quarterly Report for the period ended March 31,2012 filed with the Securities and Exchange Commission on May 15, 2012.

On August 5, 2013, the Reporting Persons entered into a Joint Filing and Voting Agreement (the “Joint Filing and Voting Agreement”), pursuant to which, among other things, such Reporting Persons agreed that at any and all other meetings of stockholders of the Issuer, or at any adjournment, postponement, rescheduling or continuation thereof, or in any other circumstances upon which a vote, consent (including unanimous written consents), agreement or other approval is sought, Mr. Alain Peracca shall vote the Shares of the Issuer owned or controlled by them (whether now owned or hereafter acquired). The foregoing description of the Joint Filing and Voting Agreement is qualified in its entirety by reference to the Joint Filing and Voting Agreement, which is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

The aggregate percentage of Shares reported owned by each person named herein is based upon 23,863,701 Shares outstanding as of May 31, 2012, as reported in the Issuer’s Form 10-Q Quarterly Report for the period ended March 31,2012 filed with the Securities and Exchange Commission on May 15, 2012.

As of the date hereof, Mr. Peracca beneficially owns 302,272 Shares held directly by him, which represents approximately 1.2 % of the outstanding Shares of the Issuer. Mr. Peracca may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons. By virtue of the Joint Filing and Voting Agreement discussed above, Mr. Peracca may be deemed to have power to vote an aggregate of 1,275,768 Shares, which represents approximately 5.3% of the outstanding Shares of the Issuer. Mr. Peracca holds sole power to dispose the 302,272 Shares held directly by him.

As of the date hereof, Lismore Partners, LLC beneficially owns 169,900 Shares held directly by it, which represents approximately 0.71% of the outstanding Shares of the Issuer. Adam Waldo and Elizabeth Waldo are co-managing members of Lismore Partners, LLC.  Lismore Partners, LLC holds sole power to dispose the Shares held directly by Lismore Partners, LLC.  Lismore Partners, LLC may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons. Shares listed as beneficially owned by Lismore Partners, LLC exclude Shares held by any other Reporting Persons, as to which Lismore Partners, LLC disclaims beneficial ownership.

As of the date hereof, Mr. Nang beneficially owns 165,000 Shares held directly by him, which represents approximately 0.69% of the outstanding Shares of the Issuer. Mr. Nang holds sole power to dispose the Shares held directly by him.  Mr. Nang may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons. Shares listed as beneficially owned by Mr. Nang exclude Shares held by any other Reporting Persons, as to which Mr. Nang disclaims beneficial ownership.

As of the date hereof, Mr. Vlahos beneficially owns 125,563 Shares held directly by him, which represents approximately 0.53% of the outstanding Shares of the Issuer. Mr. Vlahos holds sole power to dispose the Shares held directly by him.  Mr. Vlahos may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons. Shares listed as beneficially owned by Mr. Vlahos exclude Shares held by any other Reporting Persons, as to which Mr. Vlahos disclaims beneficial ownership.

CUSIP NO. 82936G 200	Page 13 of 19

As of the date hereof, Mr. Manuel beneficially owns 135,028 Shares held directly by him, which represents approximately 0.57% of the outstanding Shares of the Issuer. Mr. Manuel holds sole power to dispose the Shares held directly by him.  Mr. Manuel may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons. Shares listed as beneficially owned by Mr. Manuel exclude Shares held by any other Reporting Persons, as to which Mr. Manuel disclaims beneficial ownership.

As of the date hereof, Mr. Sutter beneficially owns 123,700 Shares held directly by him, which represents approximately 0.52% of the outstanding Shares of the Issuer. Mr. Sutter holds sole power to dispose the Shares held directly by him.  Mr. Sutter may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons. Shares listed as beneficially owned by Mr. Sutter exclude Shares held by any other Reporting Persons, as to which Mr. Sutter disclaims beneficial ownership.

As of the date hereof, Mr. Pham beneficially owns 112,577 Shares held directly by him, which represents approximately 0.47% of the outstanding Shares of the Issuer. Mr. Pham holds sole power to dispose the Shares held directly by him.  Mr. Pham may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons. Shares listed as beneficially owned by Mr. Pham exclude Shares held by any other Reporting Persons, as to which Mr. Pham disclaims beneficial ownership.

As of the date hereof, Mr. De Meyer beneficially owns 142,500 Shares held directly by him, which represents approximately 0.6% of the outstanding Shares of the Issuer. Mr. De Meyer holds sole power to dispose the Shares held directly by him.  Mr. De Meyer may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons. Shares listed as beneficially owned by Mr. De Meyer exclude Shares held by any other Reporting Persons, as to which Mr. De Meyer disclaims beneficial ownership.

(c)  Certain of the Reporting Persons engaged in transactions on the open market in the ordinary course of business during the past 60 days with respect to the Issuer’s Shares, as set forth on Schedule A, which is attached hereto and is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4 of this Schedule 13D for a discussion of the Joint Filing and Voting Agreement.

Item 7.	Material to be Filed as Exhibits

99.1	Joint Filing and Voting Agreement dated August 5, 2013.

CUSIP NO. 82936G 200	Page 14 of 19

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 5, 2013

/s/ ALAIN PERACCA
ALAIN PERACCA

LISMORE PARTNERS, LLC

By:	/s/ ADAM WALDO
ADAM WALDO

/s/ CEFERINO NANG
CEFERINO NANG

/s/ GEORGE VLAHOS
GEORGE VLAHOS

/s/ REX MANUEL
REX MANUEL

/s/ JIM SUTTER
JIM SUTTER

/s/ DAVE PHAM
DAVE PHAM

/s/ PETER DE MEYER
PETER DE MEYER

CUSIP NO. 82936G 200	Page 15 of 19

Schedule A

Transactions of the Reporting Persons Effected During the Past 60 Days

The following transactions were effected by Alain Peracca during the past sixty (60) days:

Date	Security	Amount of Shares Bought (Sold)	Approximate Price ($) Per Share (excluding commission)
6/18/2013	Common Stock	1,000	$0.25
6/19/2013	Common Stock	1,000	$0.274
6/21/2013	Common Stock	1,000	$0.22
6/24/2013	Common Stock	1,000	$0.25
7/01/2013	Common Stock	1,000	$0.24
7/01/2013	Common Stock	1,300	$0.25
7/10/2013	Common Stock	1,000	$0.24
7/12/2013	Common Stock	1,000	$0.20
7/17/2013	Common Stock	772	$0.19

The following transactions were effected by Lismore Partners, LLC during the past sixty (60) days:

Date	Security	Amount of Shares Bought (Sold)	Approximate Price ($) Per Share (excluding commission)
6/06/2013	Common Stock	200	$0.28
6/07/2013	Common Stock	200	$0.31
6/10/2013	Common Stock	600	$0.31
6/11/2013	Common Stock	200	$0.33
6/12/2013	Common Stock	800	$0.32
6/13/2013	Common Stock	200	$0.33
6/14/2013	Common Stock	600	$0.36
6/17/2013	Common Stock	800	$0.35
6/18/2013	Common Stock	2,000	$0.34
6/19/2013	Common Stock	600	$0.33
6/20/2013	Common Stock	200	$0.34
6/21/2013	Common Stock	1,200	$0.29
6/24/2013	Common Stock	2,900	$0.29
6/25/2013	Common Stock	2,000	$0.28
6/26/2013	Common Stock	2,500	$0.28
6/27/2013	Common Stock	300	$0.30
6/28/2013	Common Stock	300	$0.31
7/01/2013	Common Stock	900	$0.26
7/02/2013	Common Stock	3,300	$0.27
7/03/2013	Common Stock	600	$0.29
7/08/2013	Common Stock	1,200	$0.30
7/09/2013	Common Stock	4,400	$0.26
7/10/2013	Common Stock	3,100	$0.26
7/11/2013	Common Stock	400	$0.26
7/12/2013	Common Stock	800	$0.22

CUSIP NO. 82936G 200	Page 16 of 19

Date	Security	Amount of Shares Bought (Sold)	Approximate Price ($) Per Share (excluding commission)
7/16/2013	Common Stock	6,700	$0.20
7/17/2013	Common Stock	2,000	$0.21
7/18/2013	Common Stock	900	$0.22
7/22/2013	Common Stock	1,500	$0.22
7/23/2013	Common Stock	300	$0.22
7/24/2013	Common Stock	1,500	$0.21
7/25/2013	Common Stock	400	$0.21
7/26/2013	Common Stock	400	$0.22
7/29/2013	Common Stock	400	$0.21
7/30/2013	Common Stock	300	$0.21
7/31/2013	Common Stock	300	$0.21

The following transactions were effected by Rex Manuel during the past sixty (60) days:

Date	Security	Amount of Shares Bought (Sold)	Approximate Price ($) Per Share (excluding commission)
6/10/2013	Common Stock	3,120	$0.26
6/11/2013	Common Stock	500	$0.26
6/17/2013	Common Stock	3,880	$0.26
7/10/2013	Common Stock	3,015	$0.22
7/12/2013	Common Stock	2,485	$0.22

CUSIP NO. 82936G 200	Page 17 of 19

Exhibit 99.1

JOINT FILING AND VOTING AGREEMENT

WHEREAS, the undersigned own or control voting securities of  SINO CLEAN ENERGY INC., a Nevada corporation (the “Company”);

WHEREAS, each of the undersigned currently owns such shares of common stock of the Company (the “Shares”) as set forth on the signature page hereto; and

WHEREAS, the undersigned desire to form a group (the “Group”) for purposes of voting their shares at any annual or special meeting of the Company;

NOW THEREFORE, IT IS AGREED, this 4 day of August 2013, by the undersigned and each other person and entity executing this Joint Filing and Voting Agreement (this “Agreement”):

1.

Each of the undersigned hereby covenants and agrees that, during the term of this Agreement, at any and all meetings of stockholders of the Company, or at any adjournment, postponement, rescheduling or continuation thereof, or in any other circumstances upon which a vote, consent (including unanimous written consents), agreement or other approval is sought, he/it shall vote (or cause to be voted) all of the voting securities of the Company owned or controlled by him/it (whether now owned or hereafter acquired) and shall otherwise consent or agree in such manner as may be directed by Alain Peracca in his sole and absolute discretion. Each of the undersigned, as a holder of voting securities of the Company, shall be present in person or by proxy at all meetings of stockholders of the Company, including, without limitation, the Special Meeting, so that all voting securities held by him/it are counted for purposes of determining the presence of a quorum at such meeting

2.

Each of the parties hereto represents that he/it has full power to enter into this Agreement and has not, prior to the date of this Agreement, executed or delivered any proxy or entered into any other Joint Filing and Voting Agreement or similar arrangement with respect to the securities of the Company, other than one that has expired or terminated prior to the date hereof.

3.

So long as this Agreement is in effect, each of the undersigned shall provide written notice to Alain Peracca of (i) any of their purchases or sales of securities of the Company, or (ii) any securities of the Company over which they acquire or dispose of beneficial ownership. Notice shall be given no later than 24 hours after each such transaction.

4.

The relationship of the parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification.  Nothing herein shall restrict any party’s right to purchase or sell securities of the Company, as he/it deems appropriate, in his/its sole discretion, provided that all such purchases and sales are made in compliance with all applicable securities laws.

5.

This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

CUSIP NO. 82936G 200	Page 18 of 19

6.

In the event of any dispute arising out of the provisions of this Agreement or their investment in the Company, the parties hereto consent and submit to the exclusive jurisdiction of the Federal and State Courts in the State of California.

7.

Any party hereto may terminate his/its obligations under this Agreement on 90 days’ prior written notice to all other parties, with a copy by email to Alain Peracca, at sceiowners@aol.com or Fax at 720-379-8132.

8.

Each of the undersigned parties hereby agrees that this Agreement shall be filed as an exhibit to a Schedule 13D.

9.

Such party is responsible for the timely filing of such statement and any amendments to the Schedule 13D to which the Agreement is attached as an exhibit, and for the completeness and accuracy of the information concerning such party contained therein, provided that no such party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

[Signature page follows]

CUSIP NO. 82936G 200	Page 19 of 19

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

/s/ ALAIN PERACCA
ALAIN PERACCA
Number of Shares: 302,272

/s/ ADAM WALDO
LISMORE Partners, LLC
Number of Shares: 169,900

/s/ CEFERINO NANG
CEFERINO NANG
Number of Shares: 165,000

/s/ PETER DE MEYER
PETER DE MEYER
Number of Shares: 142,500

/s/ GEORGE VLAHOS
GEORGE VLAHOS
Number of Shares: 125,563

/s/ REX MANUEL
REX MANUEL
Number of Shares: 135,028

/s/ JIM SUTTER
JIM SUTTER
Number of Shares: 123,700

/s/ DAVE PHAM
DAVE PHAM
Number of Shares: 112,577